# SEC Schedule 13D/A (Amendment No. 40) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Carvana Co., CIK 0001690820
CUSIP: 146869102
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 300 E. Rio Salado Parkway, Tempe, Arizona (AZ), 85281
Date of event which requires filing of this statement: 10/30/2026
Filed by CIK 0001017608
Persons authorized to receive notices and communications: Ernest C. Garcia II, c/o Verde Investments, Inc., 1720 W. Rio Salado Parkway, Suite A, Tempe, Arizona (AZ), 85281, (602) 778-5000

## Reporting persons
- Ernest C. Garcia II (CIK 0001017608): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), affiliate funds (AF); sole voting power 212,211,585; shared voting power 0; sole dispositive power 212,211,585; shared dispositive power 0; aggregate amount beneficially owned 212,211,585 (22.7% of the class)
  Comment: All share numbers on these cover pages are presented as shares of Class A common stock, par value $0.001 per share (the "Class A Shares") of Carvana Co., a Delaware corporation (the "Issuer"), on an as-converted basis from Class A common units ("Class A Units") of Carvana Group, LLC, a Delaware limited liability company ("Carvana Group") and subsidiary of the Issuer, as further described herein.
  The number reported in rows 7, 9 and 11 is comprised of the Class A Shares held by: (i) Ernest C. Garcia II ("Mr. Garcia") (172,211,585 shares on an as-converted basis), (ii) ECG II SPE, LLC ("E-SPE") (20,000,000 shares on an as-converted basis), which Mr. Garcia wholly owns and controls, and (iii) ECG II SPE II, LLC ("E-SPE II") (20,000,000 shares on an as-converted basis), which Mr. Garcia wholly owns and controls.
  The number in row 13 is based on 722,713,745 Class A Shares outstanding as of October 26, 2026, and assuming the conversion of all Class A Units of Carvana Group held by Mr. Garcia into Class A Shares, in accordance with Rule 13d-3 of the Act.
- ECG II SPE, LLC (CIK 0001754720): type of reporting person: other (OO); citizenship or place of organization: Arizona (AZ); source of funds: affiliate funds (AF); sole voting power 20,000,000; shared voting power 0; sole dispositive power 20,000,000; shared dispositive power 0; aggregate amount beneficially owned 20,000,000 (2.7% of the class)
  Comment: All share numbers on these cover pages presented as Class A Shares on an as-converted basis from Class A Units of Carvana Group, as further described herein.
  
  Beneficial ownership of the Class A Shares owned by E-SPE is also attributable to Mr. Garcia, as the sole member of E-SPE, and is therefore reported by more than one reporting person pursuant to Rule 13d-3 under the Act.
  
  The number in row 13 is based on 722,713,745 Class A Shares outstanding as of October 26, 2026, and assuming the conversion of all Class A Units of Carvana Group owned by E-SPE into Class A Shares, in accordance with Rule 13d-3 of the Act.
- ECG II SPE II, LLC (CIK 0002055404): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 20,000,000; shared voting power 0; sole dispositive power 20,000,000; shared dispositive power 0; aggregate amount beneficially owned 20,000,000 (2.7% of the class)
  Comment: All share numbers on these cover pages presented as Class A Shares on an as-converted basis from Class A Units of Carvana Group, as further described herein.
  
  Beneficial ownership of the Class A Shares owned by E-SPE II is also attributable to Mr. Garcia, as the sole member of E-SPE II, and is therefore reported by more than one reporting person pursuant to Rule 13d-3 under the Act. Please refer to Item 5 of this Schedule 13D for a description of the covered call transaction entered into by E-SPE II.
  
  The number in row 13 is based on 722,713,745 Class A Shares outstanding as of October 26, 2026, and assuming the conversion of all Class A Units of Carvana Group owned by E-SPE II into Class A Shares, in accordance with Rule 13d-3 of the Act.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001 per share
Name of issuer: Carvana Co.
Address of issuer's principal executive offices: 300 E. Rio Salado Parkway, Tempe, Arizona (AZ), 85281
Comment:
EXPLANATORY NOTE
This Amendment No. 40 ("Amendment No. 40") to Schedule 13D is filed jointly by Mr. Garcia, E-SPE and E-SPE II (collectively, the "Reporting Persons") with respect to the Class A Shares, pursuant to their Joint Filing Agreement dated as of May 12, 2017, as amended and restated on September 27, 2018, April 3, 2020 and on May 1, 2026 (the "Joint Filing Agreement"), and is being filed as an exhibit to the Schedule 13D originally filed on behalf of the Reporting Persons with the United States Securities and Exchange Commission (the "SEC") on May 12, 2017 and subsequently amended on May 9, 2018, May 23, 2018, September 17, 2018, September 28, 2018, October 22, 2018, November 8, 2018, March 15, 2019, April 1, 2019, May 20, 2019, June 26, 2019, April 3, 2020, June 16, 2020, November 6, 2020, December 9, 2020, January 7, 2021, January 28, 2021, February 24, 2021, March 16, 2021, April 14, 2021, May 12, 2021, May 27, 2021, June 22, 2021, July 13, 2021, August 2, 2021, August 26, 2021, February 7, 2022, April 29, 2022, June 15, 2022, August 25, 2023, November 13, 2023, May 14, 2024, July 1, 2024, August 1, 2024, September 9, 2024, October 25, 2024, December 16, 2024, May 13, 2025, August 1, 2025 and May 1, 2026 (the "Original Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 40 does not modify any of the information previously reported in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Original Schedule 13D is hereby amended to add the following:

Jason Gibson is an independent director of E-SPE II.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days: Item 5 of the Original Schedule 13D is hereby amended and supplemented to include the following information. The information set forth on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5. On October 30, 2026, E-SPE II entered into a supplemental confirmation under the Master Terms and Conditions for Call Option Transactions, dated as of October 30, 2026, including a deemed ISDA 2002 Master Agreement (together, the "Master Terms and Conditions"), between E SPE II and Citibank, N.A. ("Citibank"), and sold to Citibank covered call options with respect to 10,000,000 shares of the Issuer's Class A common stock (collectively, the "Call Option"). The Call Option is comprised of European-style options exercisable only on November 19, 2027, under which Citibank may purchase up to an aggregate of 10,000,000 shares at a price of $90.00 per share. The Call Option is subject to a pledge to Citibank of Paired Interests consisting of 12,500,000 Class A Units and 10,000,000 shares of Class B common stock of the Issuer as collateral pursuant to that certain Security and Control Agreement, dated as of October 30, 2026 (the "Security and Control Agreement"). Mr. Garcia has also entered into a guarantee agreement (the "Guarantee"), in favor of Citibank pursuant to which, upon the occurrence of specified recourse events and the failure of E SPE II to pay or perform, Mr. Garcia guarantees the payment and performance of certain obligations of E SPE II under or in respect of the Master Agreement and Transactions governed by the Call Option MCA (as defined in the Guarantee), in each case as more fully described in the Guarantee. During the pendency of the Call Option, Mr. Garcia retains the right to vote the pledged securities and retains investment and dispositive power over the pledged securities, subject to the restrictions on transfer and the control rights set forth in the pledge arrangements (including Citibank's rights upon the occurrence of an event of default). The Call Option may only be physically settled and does not permit cash settlement. The foregoing descriptions are qualified in their entirety by reference to the Master Terms and Conditions, the Security and Control Agreement and the Guarantee, copies of which are filed as exhibits hereto or incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 5 is incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Master Terms and Conditions for Call Option Transactions, dated as of October 30, 2026.
Exhibit 99.2 Security and Control Agreement, dated as of October 30, 2026.
Exhibit 99.3 Guarantee, dated as of October 30, 2026.

## Signatures
- Ernest C. Garcia II: /s/ Ernest C. Garcia II, Ernest C. Garcia II (11/03/2026)
- ECG II SPE, LLC: /s/ Ernest C. Garcia II, Ernest C. Garcia II, President (11/03/2026)
- ECG II SPE II, LLC: /s/ Ernest C. Garcia II, Ernest C. Garcia II, President (11/03/2026)